EXHIBIT 21

Subsidiaries of CH Energy Group, Inc. as of December 31, 2012:

Name of Subsidiary	State or other Jurisdiction of Incorporation	Name under which Subsidiary conducts Business
Central Hudson Gas & Electric Corporation	New York	Central Hudson Gas & Electric Corporation

Central Hudson Enterprises Corporation	New York	Central Hudson Enterprises Corporation

Griffith Energy Services, Inc.	New York	Griffith Energy Services, Inc.